IMMEDIATE RELEASE                                  NEWS
                                                   Contact:  Thomas C. Franco
                                                   Rohit J. Menezes
                                                   (212) 229-2222


HOMELAND WINS COURT APPROVAL OF REORGANIZATION PLAN
               ___________________________________________________________

OKLAHOMA CITY, OK, July 19, 1996 -- Homeland Stores, Inc., a private company, announced today that the United States Bankruptcy Court for the District of Delaware confirmed Homeland's plan of reorganization. Court confirmation of the plan, which follows overwhelming approval by the company's creditors, stockholders and labor unions, clears the way for the reorganized Homeland to exit from Chapter 11, which the company expects will occur in the first week of August, 1996.

	Pursuant to the restructuring, the $95 million of Homeland's senior secured bonds currently outstanding (plus accrued interest) will be canceled, and the bondholders will receive (in the aggregate) $60 million face amount of new senior subordinated notes and $1.5 million in cash.  The new senior subordinated notes will mature in 2003, bear interest semi-annually at a rate of 10% per annum, and will not be secured.  In addition, the bondholders and the company's general unsecured creditors will receive approximately 60% and
35% respectively, of the equity of the reorganized Homeland (assuming total unsecured claims of approximately $63 million,including bondholder unsecured claims).  Homeland's existing equity holders will receive the remaining 5% of the new equity, together with 5-year warrants to purchase an additional 5% of equity.  The company will use its best efforts to have the equity listed on the NASDAQ National Market System or on such other exchange or system on which the equity may be listed.  July 19, 1996 is the record date for purposes of determining bondholders and stockholders entitled to receive distributions under the plan.

	Homeland is the leading supermarket chain in Oklahoma, southern Kansas, and the Texas panhandle region, operating a total of 65 stores. The company operates in four distinct marketplaces: Oklahoma City, Oklahoma; Tulsa, Oklahoma; Amarillo, Texas; and certain rural areas of Oklahoma, Kansas and Texas.


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